THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Neighborhood Sun Benefit Corp.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of [AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], Neighborhood Sun Benefit Corp., a Maryland Public Benefit Corporation, (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Valuation Cap**" is $13,500,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing of Standard Preferred Stock before the termination of this SAFE, the Company will automatically issue to the Investor a number of shares of CF Shadow Series Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of CF Shadow Series Preferred Stock, by the Company to the Investor pursuant to this Section 1(a):

(i.) the Investor or the Designated Lead Investor (defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided, that* such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the CF Shadow Series Preferred Stock if applicable; and

(ii.) if the Investor is a Major Investor, the Investor and the Company will execute a Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this Safe, the Investor will, at his/her option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of Standard Preferred Stock issued by the date of this instrument or holders of shares of subsequent Standard Preferred Stock that does not trigger an Equity Financing ("**Senior Preferred Holders**") and (ii) the

Investor and holders of other SAFES (collectively the "Cash Out Investors") in full, then the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce pro rata the Purchase Amounts payable to the Cash-Out Investors by the amount determined by the Board in the good faith to be advisable for such change of control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's Certificate of Incorporation the (Senior Preferred Holders' Payment) and (ii) second an amount equal to the Purchase Amount due and payable to the Investor immediately prior to or concurrent with the consummation of the Dissolution Event. The Purchase Amount will be paid prior to and in preference to any distribution of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors as determined in good faith by the Board are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts then the entire assets of the Company legally available for distribution will be disbursed with equal priority and pro rata among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Repurchase.** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934. as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the purchase amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of CF Shadow Series Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of CF Shadow Series Preferred Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

(e) **Termination.** This Safe will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) upon either: (i) the issuance of CF Shadow Series Preferred Stock to the Investor pursuant Section 1(a) or Section 1(b)(ii); (ii) the payment or setting aside for payments of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; provided, however, the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; provided further that Section 5 shall survive any such termination.

2. *Definitions*

"**Board**" means the Board of Directors of the Company.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**CF Shadow Series Preferred Stock**" shall mean a series of Capital Stock that is identical in all respects to the shares of Standard Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

<table>
<tr><td>(i)</td><td>CF Shadow Series Preferred Stockholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;</td></tr>
<tr><td>(ii)</td><td>Each of the CF Shadow Series shareholders shall enter into a proxy agreement, appointing the Company Chief Executive Officer as its irrevocable proxy with respect to any matter to which CF Shadow Series Preferred Stockholders shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series Preferred Stock;</td></tr>
<tr><td>(iii)</td><td>A per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion price; and</td></tr>
<tr><td>(iv)</td><td>CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.</td></tr>
<tr><td>(v)</td><td>The Repurchase Provision in Section 1(d) shall apply to the holders of CF Shadow Series Preferred Stock.</td></tr>
</table>

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, provided, however, a Change of Control does not include a reorganization to change the Company's domicile.

"**Company Capitalization**" means the sum, as of immediately prior to the Equity Financing, of (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming, exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (a) this SAFE; (b) all other SAFEs ; and (c) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of CF Shadow Series Preferred Stock.

"**Designated Lead Investor**" means a purchaser of a SAFE designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions of Section 5.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by of dividend or otherwise, other than dividends on Common Stock payable in Common Stock or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, members of the Board or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Standard Preferred Stock excluding previously issued Senior Preferred Holders in the amount of at least $1,000,000 at a fixed pre-money valuation and excludes any additional securities sold pursuant to Section 4(a)(6) of the Securities Act.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event of shares of Capital Stock (on an as-converted basis) outstanding assuming exercise or conversation of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan, (ii) this SAFE, (iii) all other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of one or more Safes if (i) the aggregate Purchase Amounts of such Safes is equal to or greater than $50,000 and (ii) Wefunder, Inc. has verified that such holder is an Accredited Investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes as appropriate) giving the Investor a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing subject to customary exceptions. Pro Rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and other than with respect to actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No corporate or governmental consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) If the Investor has checked the box next to Accredited Investor on the signature page, the Investor represents that he, she, or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. If the Investor has checked the box next to "unaccredited Investor" on the signature page, the Investor represents that he, she, or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Irrevocable Proxy; SPV Reorganization*

(a) If the Investor is not a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution to, consistent with this instrument an on behalf of the Investor, (i) give and receive notices and communication, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument, and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(a) are coupled with an interest. Such a proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. This Designated Lead Investor is an intended third-party beneficiary of this Section 5(a) and Section 5(c) and has the right, power, and authority to enforce the provisions hereof as through it was a party hereto.

(b) If the Investor is not a Major Investor, after the date of the final closing of an Equity Financing, the investor hereby appoints, and shall appoint in the future upon request, XX Team LLC (XX Team), a Delaware limited liability company or its successors or assigns, and as contractually directed by the Designated Lead Investor, as the Investor's true and lawful proxy and attorney, with the power to act atone and with full power of substitution, to consistent with the instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Standard Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercises his/her authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The Designated Lead Investor and XX Team are intended third-party beneficiaries of this Section 5(b) and Section 5(c) and has the right, power and authority to enforce the provisions hereof as through he or she is a party hereto.

(c) If the Investor is a Major Investor

(i) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or XX Team in his, her, or its capacity as the Investor's true and lawful proxy and attorney pursuant to Section 5(b) (collectively the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her, or its capacity as representative of the Investor pursuant to this Instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations, or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend, and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, and expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document locations, duplication and shipment) (collectively "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred, provided that, in the event that any sch Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to the gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her, or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii) A decision, act, consent, or instruction of the Proxy constitutes a decision of the Investor and is final, binding, and conclusive upon the Investor. The Company, stockholders of the Company, and any other third party may rely on any decision, action, consent, or instruction of the Proxy as being the decision, act, consent, or instruction of the Investor. The Company, stockholders of the Company, and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent, or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions, determined by the Board in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designated to aggregate the interests of holders of Safes.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified as follows:

(i) if the Investor is not a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived, or modified only upon the by written consent of the Company and either (a) the Designated Lead Investor or (b) the holders of a majority of the Purchase Amounts of payable to the Cash-Out Investors.

(ii) If the Investor is a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived, or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors, and

(iii) regardless of whether the Investor is or is not a Major Investor, the Valuation Cap may be amended, waived, or modified only (a) upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors or (b) as contemplated in the definition of Valuation Cap.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the address provided by such party to WeFunder Inc. as subsequently modified by written notice or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified.

(c) The Investor is not entitled, as a holder of this Safe, to vote, receive dividends, or be deemed a holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of members of the Board on any matter submitted to stockholders, at any meeting thereof or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless and until shares have been issued on the terms described herein.

(d) The Investor understands that the shares of CF Shadow Series Seed Preferred issued pursuant to this Safe if and when such CF Shadow Series Preferred shares are issued and any securities issued in respect of or exchange for the shares of CF Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legended; and (c) the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(e) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that the Company may assign this instrument in whole without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) Each party irrevocably waives all right to trial by jury in action, proceeding, counterclaim (whether based in contract, tort, or otherwise) arising out of or relating to this Safe or the actions of either party in the negotiation, administration, performance, and enforcement, thereof. Each party also waives any bond, surety, or security upon such bond, which might, but for this waiver, be required. Each party further warrants and represents that it knowingly and voluntarily waives its jury trial rights. This waiver is irrevocable, meaning it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements, or modifications to this Safe. In the event of ligation, this Safe may be filed as a written consent to a trial by the court.

(h) This Safe may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

(i) All rights and obligations hereunder will be governed by the laws of the State of Maryland, without regard to the conflicts of law provisions of such jurisdiction.

(j) Entire Agreement. This Agreement together with the Form C on file with the Securities and Exchange Commission constitute and contain the entire agreement among the Company and Investors and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Neighborhood Sun Benefit Corp

Founder Signature

Name: [Founder Name]

Title: [Founder Role]

Read and Approved (For IRA Use Only):   **INVESTOR:**

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited